Moelis & Company

399 Park Avenue, 5th Floor

New York NY 10022

April 11, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Moelis & Company, a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement on Form S-1 (File No. 333-194306) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4 p.m., Eastern Time, on April 15, 2014, or as soon thereafter as practicable. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, confirming this request.

We request that we be notified of such effectiveness by a telephone call to Richard Aftanas of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-4112 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MOELIS & COMPANY

By:	/s/ Osamu Watanabe
	Name:	Osamu Watanabe
	Title:	General Counsel and Secretary